Sykes Financial Services, LLC

Statement of Operations
For the Year Ended December 31, 2017

Revenues:

Commissions and 12b-1 fees		$ 194,297
Other income		740
	Total Revenues	195,037

Expenses:

Registered representatives compensation		172,128
Regulatory fees and expenses		11,143
Technology, data and communications costs		5,083
Occupancy and equipment expenses		1,452
Travel and entertainment		4,992
Other expenses		1,893
	Total Expenses	196,691
	Net Loss $	(1,654)

The accompanying notes are an integral part of these financial statements.